LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2001	jgorman@luselaw.com

April 11, 2017

Christian Windsor

Special Counsel

Office of Financial Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Esquire Financial Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted October 13, 2016
CIK No. 0001531031

Dear Mr. Windsor:

On behalf of Esquire Financial Holdings, Inc., a Maryland corporation (the “Company”), we file herewith a revised copy of the above-referenced Draft Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated November 9, 2016 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein, including updates to the financial statements and disclosures to reflect the Company’s financial results for the year ended December 31, 2016.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response: The Company advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Summary

Our Company, page 1

2.	In order to provide investors with a more balanced picture of your growth history and challenges, expand your discussion of your results over the last 6 month period to also capture the results over the full fiscal years included in the financial statements. Similarly, please discuss the challenges, including credit exposure, from a growing and unseasoned loan portfolio.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages 1 and 67 of the Revised Registration Statement to provide a more balanced picture of its growth history and challenges and the results over the full fiscal years included in the financial statements. The Company has also expanded its disclosure on pages 2 and 68 to discuss the challenges, including credit exposure, from a growing and unseasoned loan portfolio.

Our Business Strategy, page 2

3.	Please tell us whether Esquire commissioned the Towers Watson report cited in this section. Also, balance your discussion of the growth in tort costs compared to GDP growth by also disclosing that over the last 5 years covered by the report, tort costs had lagged GDP growth. Finally, please revise this section to clarify whether management has conducted any research to determine if the value of tort actions in 2010 remains indicative of the size of the tort actions in 2016.

Response: The Company did not commission the Towers Watson report cited in this section. In response to the Staff’s comment, the Company has expanded its disclosure on pages 2 and 68 of the Revised Registration Statement to disclose that over the last 5 years covered by the report, tort costs had lagged GDP growth. The Company has also revised its disclosure on pages 2 and 68 to clarify that management has not conducted any research to determine if the value of tort actions in 2010 remains indicative of the size of the tort actions in 2016.

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Our Competitive Strengths, page 3

4.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, and without limitation, please balance your discussion of your asset quality with a discussion of the added risks of targeting small and medium sized businesses as loan clients. In this regard, we note your disclosure in the first three risk factors on page 11, which disclose that increasing commercial loans may increase credit risk and the commercial, multifamily real estate and attorney loans that comprise a substantial percentage of your loan portfolio have a higher degree of risk than other loan types. As another example, please balance your discussion with a discussion of the risks your business faces from business concentration in New York, as you discuss in the second risk factor on page 15.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages 3, 4, 73 and 74 of the Revised Registration Statement to provide a more balanced picture of its business, the challenges the Company faces and the risks and limitations that could harm its business or inhibit its strategic plans.

Risk Factors

Because we intend…increase our commercial loans, our credit risk will increase, page 11

5.	Revise this risk factor to discuss, in detail, the specific credit risk challenges associated with your loans to attorneys as well as to law firm clients.

Response: In response to the Staff’s comment, the Company has revised this risk factor on page 11 of the Revised Registration Statement to discuss the specific credit risks associated with its attorney loans. In response to the Staff’s comment, the Company has also revised the risk factor “We expect to increase our originations of consumer loans…” on page 12 to discuss the specific credit risks associated with its loans to law firm clients.

Our loan portfolio is unseasoned, page 14

6.	Revise this risk factor to disclose the average age of the loans in each major lending category.

Response: In response to the Staff’s comment, the Company has revised this risk factor on page 16 of the Revised Registration Statement to disclose the average age of the loans in each major lending category.

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As a community banking institution, we have lower lending limits…, page 17

7.	Revise this risk factor to disclose your current lending limit, and indicate the aggregate number of loans that are at or within 10% of your current limit.

Response: In response to the Staff’s comment, the Company has revised this risk factor on page 19 of the Revised Registration Statement to disclose its current lending limit and the aggregate number of loans that are at or within 10% of its current limit.

Our management will have broad discretion as to the use of proceeds…, page 24

8.	Revise this risk factor to disclose your current return on equity, your current equity position as well as your expected equity position after the offering.

Response: In response to the Staff’s comment, the Company has revised this risk factor on page 27 of the Revised Registration Statement to disclose its current return on equity, its current equity position and its expected equity position after the offering.

Use of Proceeds, page 29

9.	We note your disclosure on page 23 that your return on equity may decline as a result of the proceeds from the offering. We also note that you already have a significant amount of capital. Please revise this section to explain all the specific reasons that you chose to make an offering at this time. For instance, how much will your lending limit increase as a result of your increased capital? Please refer to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 34 of the Revised Registration Statement to provide additional specific reasons the Company chose to make an offering at this time.

10.	We note that you anticipate using net proceeds to explore acquisition opportunities. Please also give a brief description of any acquisition strategy, including the types of opportunities you intend to explore, or clarify that management has not yet determined the types of businesses that you might target. Consider revisions to your management’s discussion and analysis based on your response.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 34 of the Revised Registration Statement to provide a brief description of its acquisition strategy.

Business

Merchant Services Activities, page 66

11.	Revise this section to explain, in more detail, your merchant servicing operations. For instance, how much in revenue do you generate from your $300 million in payment volume. Also, since you note that the independent servicing organization model represents a lower risk profile due to merchant reserves, please discuss how you determine the size of the merchant reserves, as well as the risks associated with the direct merchant model. Also, please disclose the payment processing system that you access for your clients, and your contractual arrangements with that network.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages 71 and 72 of the Revised Registration Statement (and elsewhere in the Revised Registration Statement) to explain, in more detail, its merchant servicing

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operations, including revenue generated, determining appropriate reserve amounts and payment processing arraignments.

Credit Risk Management, page 70

12.	Revise your discussion regarding settlement loans to discuss your underwriting procedure to determine the value of a settlement and the potential time until the settlement is paid. Also, please discuss your monitoring process to determine when a settlement has been paid and any protections you have to ensure that a settlement is not renegotiated after you have made the loan.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 76 of the Revised Registration Statement to discuss its underwriting procedure and its monitoring process regarding its settlement loans.

Competitors, page 73

13.	Revise this section, as well as your discussion regarding competition in the risk factors, to discuss whether you face competition with other banks or other lenders to fund lawyers or to provide financing for legal clients awaiting settlement payments.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages 17 and 79 of the Revised Registration Statement to discuss its competition with other banks and other lenders to fund lawyers or to provide financing for legal clients awaiting settlement payments.

Management

The Business Background of Our Directors and Executive Officers, page 84

14.	In order for investors to evaluate the management of a public company, Item 401(e) of Regulation S-K requires that you disclose the business experience of your officers and directors. Please revise your disclosure to state the date each director and executive officer began their current occupation or otherwise expand to include specific business experience for the past five years. For instance, how long has Mr. Kornhaber been director of sales for Esquire? Similarly, please clarify whether Mr. Deutsch has managed his family office, or if Mr. Herman managed his law firm for the five year period.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 91 of the Revised Registration Statement to disclose the date each director and executive officer began their current occupation and to include specific business experience for the past five years.

Description of Capital Stock, page 99

15.	We note your disclosure in the introductory paragraph that the description appearing in this section “does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Maryland General Corporation Code….” Remove this language and revise

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your disclosure to provide a complete description of the material rights of your capital stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 108 of the Revised Registration Statement to remove the cited language and to provide the requested disclosure.

* * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (202) 274-2001 or Gary Lax at (202) 274-2031.

Very truly yours,

/s/ John J. Gorman

cc:	Jessica Livingston, Esq.
William Schroeder, CPA
Amit Pande, CPA
Andrew C. Sagliocca, President and Chief Executive Officer
Gary Lax, Esq.

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